Room 4561

March 20, 2006

Mr. Robert F. Olson
Chairman of the Board, President and
 Chief Executive Officer
Stellent, Inc.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, MN  55344

>     **Re:     Stellent, Inc.**
>     **Form 10-K for Fiscal Year Ended March 31, 2005**
>     **Filed June 14, 2005**
>     **Form 8-K Filed February 7, 2006**
>     **File No. 000-19817**

Dear Mr. Olson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 7, 2006

Exhibit 99

1.      We note that the sub-title of your press release includes discussion of non-GAAP operating margin, without a discussion of the corresponding GAAP amount. Explain to us why you believe this presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K.

2.      We note your presentation of non-GAAP information.  In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G.  In this regard we note the following:

- You indicate that non-GAAP results *better* reflect your operating performance because they exclude certain costs;

- Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles; and,

- The presentation includes the revenue stream from an acquired entity (Optika) but excludes material costs of acquiring that revenue stream.

3.      We note your presentation of non-GAAP measures which exclude certain items. Explain to us where you have provided substantive disclosure that addresses the requirements of Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

4.      Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation.  Following are such inconsistencies in greater detail:

- Disclosure accompanying the presentation currently indicates that there is one non-GAAP measure—non-GAAP net income.  However, the accompanying presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes.  Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure.  See Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

- We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ.  For example, the disclosure does not address:

  - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
  - the economic substance behind management's decision to use such a measure;
  - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
  - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Form 10-K for the Year Ended March 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

5.      In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. For example, your revenue discussion refers to the acquisition of Optika, two Content Component Software license transactions and an overall increase in your Universal Content Management license revenue as factors causing the $31 million increase in revenue, however, the factors are not quantified. Describe how you considered Section to III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material increases or decreases.

Cost of Revenues and Gross Profit

Cost of Revenues – Services, page 18

6.      We note that your gross profit on services, as both a percentage and an absolute dollar amount, was lower in 2005 and 2004 when compared to the prior year. Your discussion suggests that the decrease in gross profit was primarily due to utilization difficulties related to the Optika acquisition. However, we note that the Optika transaction occurred on May 28, 2004. As such, the transaction would have impacted only part of 2005, and would not have impacted 2004. In view of this, explain to us how you have considered providing a more detailed discussion of the factors that have caused the decrease in your gross profit on services. Additionally, explain how you have considered providing a more detailed discussion of the steps you have taken, or intend to take, to improve your gross profit in services. See Section III.B.3 of Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. – Business Combinations, page 64

7.      With respect to the Optika Inc. acquisition and purchase price allocation, describe for us, in reasonable detail, the process used to identify and value intangible assets acquired as part of the transaction.  Explain how this process was consistent with SFAS 141, par. 35.  As part of your response, explain how the Optika Inc. acquisition added to, or strengthened and expanded, your Universal Content Management software.  Also explain the consideration that was given to customer related intangible assets, as described in SFAS 141, par. A14.

Note 11. – Segments of Business and Geographic Area Information, page 76

8.      Tell us how you considered the requirements of paragraph 37 of SFAS No. 131 with respect to your Universal Content Management and Content Component software products.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


Brad Skinner
Accounting Branch Chief